Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended May 31,
(Dollars in thousands)	February 28, 2017	2016	2015	2014	2013	2012
Earnings:
Net income (loss)	$361,005	$(51,516)	$(18,927)	$192,926	$358,087	$(148,797)
Add: Fixed charges	551,474	681,850	635,684	654,655	692,025	761,849
Less: Interest capitalized(1)	—	—	—	—	—	(71)
Income available for fixed charges	$912,479	$630,334	$616,757	$847,581	$1,050,112	$612,981

Fixed charges:
Interest expense on borrowings(2)	$551,474	$681,850	$635,684	$654,655	$692,025	$761,778
Interest expense capitalized	—	—	—	—	—	71
Total fixed charges	$551,474	$681,850	$635,684	$654,655	$692,025	$761,849

Ratio of earnings to fixed charges	1.65	0.92	0.97	1.29	1.52	0.80
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(1)Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(2)Interest expense includes the amortization of debt discounts and issuance costs.